

October 10, 2013

Via E-mail
Keith H. Ansbacher
Vice President & Interim General Counsel
BASF Corporation
100 Park Avenue
Florham Park, NJ 07932

     Re: Verenium Corporation
              Schedule TO-T Filed by BASF Corporation and Pastinaca Acquisition Inc.
              Filed October 2, 2013
              File No. 005-60329

Dear Mr. Ansbacher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase, dated October 2, 2013

If I decide not to tender, how will the Offer affect my Shares, page 6

1.   Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that shares that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by shareholders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

Acceptance for Payment and Payment for Shares, page 10

2.   In the second paragraph on page 11, the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares tendered pursuant to the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

11. Background of the Offer; Contacts with the Company, page 21

3.   Refer to the following sentence on page 23: "On August 21, 2013, representatives of Rothschild contacted representatives of UBS and informed such representatives that as a result of certain matters determined during due diligence, BASF would only be prepared to move forward with the proposed transaction at an offer price of $3.90 per share." Please disclose in greater detail BASF's reasons for lowering its price.

13. The Transaction Documents, page 25

4.   Refer to the following disclosure on page 25: "This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates)." Please revise to remove any potential implication that the Merger Agreement and the summary in the Offer to Purchase do not constitute public disclosure under the federal securities laws. For instance, clarify that the Merger Agreement and the summary should not be relied on as disclosure about the parties without consideration of the entirety of the factual disclosure about the parties, respectively, in this Schedule TO and in Verenium's reports filed with the Commission.

5.   We note that the disclosure does not address the execution of the Confidentiality, Non-Disclosure and Non-Solicitation Agreement, which includes a one-year standstill provision. Please advise. See Items 1005(b) and 1011(a)(1) of Regulation M-A.

15. Conditions of the Offer, page 40

6.   Refer to the following sentence on page 41: "The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be

deemed an ongoing right which may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure, as indicated on pages 9-10. When an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target shareholders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

16. Certain Legal Matters; Regulatory Approvals, page 41

Appraisal Rights, page 44

7. We note the disclosure stating that a shareholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and October 31, 2013," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights. Lastly, we note that Verenium's Schedule 14D-9 states that the deadline is "the later of the consummation of the Offer and October 21, 2013," as opposed to October 31; please revise to clarify the deadline.

Form of Letter of Transmittal

8. Please delete the language in the letter of transmittal requiring a tendering shareholder to acknowledge or certify that he or she "understands" or "recognizes" the terms of the tender offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Marita A. Makinen, Lowenstein Sandler LLP